UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ULTITEK, LTD.
(Name of Issuer)

Common Stock, $0.0001 per share
(Title of Class of Securities)

90386A 10 2
(CUSIP Number)

The Sourlis Law Firm Virginia K. Sourlis, Esq. 2 Bridge Avenue Red Bank, NJ 07701 732-530-9007
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90386A 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Roman Price

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only.

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 127,600,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 127,600,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 127,600,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.44%

14.	Type of Reporting Person (See Instructions) IN

Item 1.     Security and Issuer.

This statement relates to the Common Stock, $0.0001 par value per share of the Issuer, Ultitek, Ltd. (“Ultitek” or “the Issuer”). The principal executive offices of the Issuer are presently located at 560 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

Item 2.     Identity and Background.

(a)	Name:This statement is filed by Roman Price.

(b)	Business Address: 560 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

(c)	Employment Information:President, Chief Executive Officer and Sole Director of the Issuer.

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person received his ownership of Issuer Common Stock in consideration for services rendered. The Issuer made these issuances of Common Stock under an exemption from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act in light of the fact that the offering did not constitute a public offering.

The Issuer registered its Common Stock, $0.0001par value, under Section 12(g) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by filing a Registration Statement on Form 10-SB, as amended (File No.: 000-51819), which was declared effective by the SEC on March 8, 2007. As a result, the Issuer, its officers, directors, and certain shareholders are subject to the various reporting requirements of the Exchange Act, including the Reporting Person’s obligation to file this Schedule 13D with the Securities and Exchange Commission pursuant to Rule 13d-1 under the Exchange Act.

Item 4. Purpose of Transaction

The purpose of the transaction was to provide consideration for services rendered by the Reporting Person to the Issuer. The Reporting Person acquired the shares referred to herein for investment purposes only.

The Reporting Person does not currently have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board or management of the Issuer, , including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may, from time to time, effect open market purchases of, and/or exercise his rights to acquire, equity and/or debt securities of the Issuer.

Item 5. Interest in Securities of the Issuer

(a)	Aggregate number and percentage of the class of securities beneficially owned:

Roman Price beneficially owns an aggregate of 127,600,000 shares of the Issuer’s Common Stock, or approximately 65.44% based on 139,381,933 shares of Common Stock issued and outstanding as of the date of filing this Schedule 13D. Of the 127,600,000 shares beneficially owned by Mr. Price, (i) 72,000,000 shares are held by the Roman Price Revocable Trust of which Mr. Price has voting and dispositive control and (ii) the remaining 55,600,000 shares are issuable upon the exercise of a Warrant exercisable from February 14, 2006 to February 14, 2011 at a purchase price of $0.02 per share held by the Roman Price Revocable Trust.

(b)
Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Roman Price has the sole power to vote the shares he beneficially owns.

(c)	Transactions in the securities effected during the past sixty days:

None

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None other than what is reported in Item 5 hereunder.

Item 7. Material to Be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 1, 2008

By:	/s/ Roman Price
Roman Price